787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 19, 2009

Via EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Focused Series, Inc.
Registration Statement on Form N-14 Filed on July 22, 2009 (the “Registration Statement”)
Securities Act File No. 333-160745

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the Focused Small-Cap Growth Portfolio (the “Small-Cap Growth Portfolio”), a series of the Registrant, of all of the assets and liabilities of each of the SunAmerica Growth Opportunities Fund (the “Growth Opportunities Fund”), the SunAmerica New Century Fund (the “New Century Fund”), each a series of SunAmerica Equity Funds, and the Focused Mid-Cap Growth Portfolio (the “Mid-Cap Growth Portfolio”), a series of the Registrant, in exchange for Class A, Class B, Class C and, in the case of the Growth Opportunities Fund, Class I shares of the Small-Cap Growth Portfolio (each, a “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:    Please state whether the Board of Directors considered whether it would be appropriate to approve the reorganization of the Mid-Cap Growth Portfolio with a portfolio that has a mid-cap investment strategy, as opposed to the Small-Cap Growth Portfolio. If not, please explain why.

Response:    The Board of Directors was presented with, considered and unanimously approved the proposed Reorganization involving the acquisition by the Small-Cap Growth Portfolio of all of the

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in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

August 19, 2009

assets and liabilities of the Mid-Cap Growth Portfolio in exchange for shares of the Small-Cap Growth Portfolio. In approving the Reorganization, the Board of Directors, including the Independent Directors, determined that participation in the Reorganization is in the best interests of the Mid-Cap Growth Portfolio. A discussion of the factors the Board of Directors considered is included in the Registration Statement. For various business reasons, management did not present the Board of Directors with, and the Board of Directors did not consider, a proposal involving the reorganization of the Mid-Cap Growth Portfolio with a portfolio that has a mid-cap investment strategy, including the fact that management does not believe the mid-cap investment strategy is a desirable strategy to continue to offer in the SunAmerica Retail Fund Complex at this time.

Comment No. 2:    Please provide the accounting survivor analysis for the Reorganizations.

Response:    The following is an analysis concluding the accounting and performance survivor for each Reorganization. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. The Small-Cap Growth Portfolio is currently advised by SAAMCo and sub-advised by BAMCO, Inc. The Growth Opportunities Fund and New Century Fund are currently advised by SAAMCo and managed by Jay Rushin, Senior Vice President at SAAMCo. The Mid-Cap Growth Portfolio is advised by SAAMCo and sub-advised by Munder Capital Management. Mr. Rushin will assume management of the Combined Fund upon consummation of the Reorganizations.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Small-Cap Growth Portfolio, which is managed pursuant to a focused strategy. While the portfolio holdings of the Combined Fund may differ from the current portfolio holdings of the Small-Cap Growth Portfolio due to the proposed change in managers upon consummation of the Reorganizations, the Portfolio will continue to be managed in accordance with its focused strategy, which among other things, limits the number of holdings in the Portfolio. Thus, the nature of holdings in the Combined Fund are anticipated to resemble certain of those historically held by the Growth Opportunities Fund, but will be limited to the number of securities permitted to be held under the Small-Cap Growth Portfolio’s policies.

Investment Objectives, Policies and Restrictions: The investment objectives of the Small-Cap Growth Portfolio, Growth Opportunities Fund, New Century Fund and Mid-Cap Growth Portfolio are similar. The Small-Cap Growth Portfolio and Mid-Cap Growth Portfolio each seek long-term growth of capital. The Growth Opportunities Fund and New Century Fund each seek capital appreciation. Each Fund follows a “growth” oriented philosophy; however, the Funds may use different investment strategies to achieve their respective goals. The primary differences in the principal investment strategies of each Target Fund compared to the Small-Cap Growth Portfolio are highlighted in the Registration Statement on pages 9-14 of the Combined Proxy Statement/Prospectus under “Investment Objectives and Principal Investment

Jim O’Connor, Esq.

August 19, 2009

Strategies.” The investment objectives, policies and restrictions of the Small-Cap Growth Portfolio will be those of the Combined Fund.

Expense Structure: The expense structure of the Funds is similar. The expense structure of the Small-Cap Growth Portfolio will be the expense structure of the Combined Fund.

Asset Size: As of April 30, 2009, the Small-Cap Growth Portfolio, Growth Opportunities Fund, New Century Fund and Mid-Cap Growth Portfolio had net assets of $124,906,920, $25,084,804, $32,352,518 and $36,822,584, respectively.

For these reasons, the Small-Cap Growth Portfolio will be the accounting survivor. Although the portfolio management structure will change as a result of Jay Rushin assuming management of the Combined Fund, and although it is anticipated that the portfolio composition of the Combined Fund is anticipated to be similar in nature to the historical composition structure of the Growth Opportunities Fund, the investment objectives, policies and restrictions of the Small-Cap Growth Portfolio will be that of the Combined Fund. Notably, the Small-Cap Growth Portfolio is (and Combined Fund will be) managed using a focused strategy, which is distinguishable from the manner in which the Growth Opportunities Fund is managed. Another main difference is that the Small-Cap Growth Portfolio (and Combined Fund) will be subject to the requirements that at least 80% of its net assets are invested in securities of small-cap companies with characteristics similar to those contained in the Russell 2000 Growth Index. The Growth Opportunities Fund has no such policy. In addition, the expense structure of the Small-Cap Growth Fund will be the expense structure of the Combined Fund and the asset size of the Small-Cap Growth Fund is appreciably larger than that of any of the Target Funds. Thus, while certain aspects of the factors enumerated above (i.e. portfolio management and portfolio composition) favor the Growth Opportunities Fund in connection with the survivor analysis, in management’s opinion, the application of the remaining factors, which favor the Small-Cap Growth Portfolio as the survivor, outweigh the analysis with respect to the other factors.

Comment No. 3:    In the discussions relating to a Fund’s non-diversified status, please do not use the term “concentrating” in describing the risks associated with such status.

Response:    References in the Registration Statement to the term “concentrating” in connection with a Fund’s non-diversified status have been replaced with the term “investing a higher percentage of assets.”

Comment No. 4:    In the disclosure relating to the Funds engaging in active trading of securities, please revise the discussion relating to high portfolio turnover and the tax consequences associated with it to reflect plain English.

Response:    The paragraphs discussing active trading, high portfolio turnover and associated tax consequences have been revised to reflect plain English.

Comment No. 5:    Since the fee tables do not include tables contemplating every potential combination of the Funds, please confirm that the fee tables presented in the Registration Statement reflect (a) the most likely Fund combination, (b) the combination that will result in the highest Pro Forma Combined Fund expenses, and (c) the combination that will result in the lowest Pro Forma Combined Fund expenses.

Jim O’Connor, Esq.

August 19, 2009

Response:    The fee table that assumes the Reorganization of each of the Target Funds with the Small-Cap Growth Fund reflects the most likely Fund combination and the combination that will result in the lowest Pro Forma Combined Fund expenses. The fee tables that assume the Reorganization of a single Target Fund with the Small-Cap Growth Portfolio reflect the combination that will result in the highest Pro Forma Combined Fund expenses.

Comment No. 6:    Under the requirements of Form N-1A, the expense percentages disclosed in the fee tables should be based on amounts incurred during a Fund’s most recent fiscal year. Please explain the reason for basing the expense percentages disclosed in the fee tables on amounts incurred during the 12-month period ended April 30, 2009.

Response:    Due to a decline in Fund asset levels, the expense ratios based on amounts incurred during the 12-month period ended April 30, 2009 are materially different than the expense ratios based on amounts incurred during each Fund’s most recent fiscal year (year ended September 30, 2008 or October 31, 2008, as applicable). As a result of such material difference, the Registrant believes that the presentment of expense ratios based on amounts incurred as of a more recent date than the fiscal year end is more informative to shareholders. The Registrant has also added disclosure to the introductory paragraph to the fee tables clarifying that the expense ratios are based on fees and expenses incurred during the 12-month period ended April 30, 2009, which may be different than annualized expense ratios that are based on fees and expenses incurred during the six-month period ended April 30, 2009.

Comment No. 7:    With respect to the fee tables, please confirm that any acquired fund fees and expenses for a Fund did not exceed one basis point (if greater than one basis point more disclosure about these expenses would be required).

Response:    None of the Funds incurred acquired fund fees and expenses of greater than one basis point.

Comment No. 8:    Please add disclosure to the footnote to the fee tables regarding the Expense Limitation Agreement noting that such agreement excludes extraordinary expenses and acquired fund fees and expenses.

Response:    The following sentence has been added to the footnote regarding the Expense Limitation Agreement: “For purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses.”

Comment No. 9:    With respect to the expense recoupments reflected in the fee tables, please confirm that the only expenses being recouped from a Pro Forma Combined Fund are those of the Small-Cap Growth Portfolio.

Response:    The only expenses shown as recouped from a Pro Forma Combined Fund are those of the Small-Cap Growth Portfolio.

Jim O’Connor, Esq.

August 19, 2009

Comment No. 10:    Please confirm that the expense examples in the Registration Statement take into account any applicable contractual expense limitation.

Response:    The expense examples contained in the Registration Statement take into account all applicable contractual expense limitations.

Comment No. 11:    Please provide further disclosure regarding the approximate percentage of Target Fund portfolio holdings that are expected to be sold in connection with the applicable Reorganization. Please also disclose the estimated amount of portfolio transaction costs and the estimated amount of capital gains that will result from this expected sale of a portion of the portfolio holdings.

Response:    Disclosure has been added to the section entitled “Information About the Reorganizations—Material Federal U.S. Income Tax Consequences of the Reorganizations” that provides the approximate percentage of Target Fund portfolio holdings that are expected to be sold in connection with the applicable Reorganization and states that no material amount of capital gains are expected to be distributed as a result of such sale. Disclosure has also been added to the section entitled “Information About the Reorganizations—Expenses of the Reorganizations” that provides the estimated amount of portfolio transaction costs that will result from such sale.

Comment No. 12:    Please include a pro forma adjustments column in the Capitalization table.

Response:    The requested disclosure has been added.

Comment No. 13:    Please confirm that the net assets in the Capitalization table for Class C of the Pro Forma Combined Fund (assuming the Reorganization of only the Mid-Cap Growth Portfolio into the Small-Cap Growth Portfolio) are correct.

Response:    The above-referenced net assets are stated correctly.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Jim O’Connor, Esq.

August 19, 2009

Elliot J. Gluck

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP
Jack D. Cohen, Esq., Willkie Farr & Gallagher LLP